                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 RENO AIR, INC.

                           (Name of Subject Company)

                                 RENO AIR, INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
         SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                   759741101

                                      AND
                                   759741705

                    ((CUSIP) Number of Class of Securities)

                         ------------------------------

                                STEVEN A. ROSSUM
                             SENIOR VICE PRESIDENT,
                                GENERAL COUNSEL,
                            AND CORPORATE SECRETARY
                                 RENO AIR, INC.
                                 220 EDISON WAY
                               RENO, NEVADA 89502
                           TELEPHONE: (702) 954-5000

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:
                            LAWRENCE LEDERMAN, ESQ.
                        MILBANK, TWEED, HADLEY & MCCLOY
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000
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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Reno Air, Inc., a Nevada corporation (the "Company"), and the address of its principal executive offices is 220 Edison Way, Reno, Nevada 89502. The titles of the two classes of equity securities to which this statement relates are (i) Common Stock, par value $.01 per share, of the Company (the "Common Shares") and (ii) Series A Cumulative Convertible Exchangeable Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 24, 1998 (the "Schedule 14D-1"), of Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly-owned subsidiary of American Airlines, Inc., a Delaware corporation ("American"), to purchase all of the issued and outstanding (i) Common Shares at a price of $7.75 per Common Share (or any greater amount paid per Common Share pursuant to the Offers (as defined below)), net to the seller in cash (the "Per Common Share Amount"), and (ii) Preferred Shares at an initial price of $27.50 per Preferred Share and thereafter declining as provided in Annex B to the Merger Agreement (or any greater amount paid per Preferred Share pursuant to the Offers) plus accrued and unpaid dividends thereon, net to the seller in cash (the "Per Preferred Share Amount" and, together with the Per Common Share Amount, the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 1998, and any supplement thereto (the "Offer to Purchase"), and the related Letters of Transmittal and any supplement thereto (which together constitute the "Offers").

    The Offers are being made pursuant to an Agreement and Plan of Merger among American, Purchaser and the Company, dated as of November 19, 1998 (the "Merger Agreement"), which provides that, following the consummation of the Offers and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (a) each outstanding (i) Common Share (other than Common Shares held in the treasury of the Company, or by American, Purchaser or any other wholly-owned subsidiary of American, which Common Shares will be cancelled, and other than Common Shares, if any, held by stockholders who perfect any appraisal rights they may have under the Nevada Revised Statutes of the State of Nevada ("Nevada Law")), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Per Common Share Amount and (ii) Preferred Share (other than Preferred Shares held in the treasury of the Company, or by American, Purchaser or any other wholly-owned subsidiary of American, which Preferred Shares will be cancelled, and other than Preferred Shares, if any, held by stockholders who perfect any appraisal rights they may have under Nevada Law), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the amount per Preferred Share provided in Annex B to the Merger Agreement (the "Primary Merger") or (b) in the event that the holders of less than 66 2/3% of the Preferred Shares have voted in favor of the Primary Merger, (i) each outstanding Common Share will be converted, cancelled or otherwise exist in the same manner as in the Primary Merger and (ii) each outstanding Preferred Share will remain issued and outstanding and unchanged thereby as a Preferred Share of the Surviving Corporation.

    According to the Schedule 14D-1, the addresses of the principal executive offices of American and Purchaser are at 4333 Amon Carter Boulevard, Fort Worth, Texas 76155.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and/or affiliates are described below.
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    On February 18, 1998, the Company Board appointed Joseph R. O'Gorman as
Chairman of the Board of Directors, Chief Executive Officer and President of the Company. Mr. O'Gorman subsequently entered into an Employment Agreement with the Company with the terms and provisions thereof retroactive to his date of appointment (the "O'Gorman Employment Agreement"). Between March and June 1998, Mr. O'Gorman assembled a new management team consisting of five executive officers (the "Executives") with whom the Company entered into employment agreements (the "Other Company Employment Agreements"): Vicki W. Bretthauer, Vice President -- Administration; Beverley Grear, Senior Vice President -- Operations; W. Stephen Jackson, Senior Vice President -- Finance and Chief Financial Officer; Steven A. Rossum, Senior Vice President, General Counsel, and Corporate Secretary; and Joanne Smith, Senior Vice President -- Marketing and Planning.

    The employment period under the O'Gorman Employment Agreement commenced on February 18, 1998 and ends on December 30, 2000, subject to annual renewals commencing on June 30, 1999. Following a "change of control" of the Company (as defined in the O'Gorman Employment Agreement), the employment period is deemed to terminate on the 30th monthly anniversary of the date of the "change of control". The consummation of the transactions contemplated by the Merger Agreement would constitute such a "charge of control".

    Under the O'Gorman Employment Agreement, Mr. O'Gorman receives a base salary of $250,000 per year, subject to review and increase by the Board of Directors of the Company (the "Company Board"). Mr. O'Gorman is entitled to receive an annual bonus (as determined by the Company Board in good faith) of up to the maximum participation level provided for in the Company's incentive compensation plan for officers. Mr. O'Gorman was also awarded options to purchase 250,000 Common Shares, at an exercise price of $5.63, vesting in five equal installments beginning on the date of grant at six-month intervals. Mr. O'Gorman was also awarded options to purchase 30,000 Common Shares under the terms of the Company's stock option plan for Directors. All stock options granted to Mr. O'Gorman become immediately vested upon the first to occur of a "change of control" of the Company and the termination of his employment other than by the Company for "cause" or by Mr. O'Gorman without "good reason" (as such terms are defined in the O'Gorman Employment Agreement), and shall remain exercisable until the earlier of the stated expiration date of the options and 180 days following the date of termination. The O'Gorman Employment Agreement also provides for lifetime unlimited free positive space airline travel for Mr. O'Gorman and members of his family on the Company's and any successor's airlines. Mr. O'Gorman is entitled to participate in all other benefits, plans and programs made available by the Company to its most-senior executive officers and key employees.

    If Mr. O'Gorman dies or becomes disabled during his employment period, he is entitled to salary continuation for six-month and twelve-month periods, respectively. If Mr. O'Gorman's employment is terminated by the Company for "cause" or by Mr. O'Gorman without "good reason" (which requires at least 60 days' prior notice), he is not entitled to any additional compensation. On the other hand, if Mr. O'Gorman's employment is terminated by the Company without "cause" or by Mr. O'Gorman for "good reason" (in each case which requires at least 60 days' prior notice), Mr. O'Gorman is entitled to receive (i) the entire salary which would otherwise be payable to him under the O'Gorman Employment Agreement for the remainder of the employment period plus, if such termination follows a "change in control" of the Company, (ii) an amount equal to the product of 2 1/2 times the maximum annual bonus payable to Mr. O'Gorman in accordance with the then-current incentive bonus plan maintained by the Company. "Good Reason" is defined in the O'Gorman Employment Agreement to include a termination by Mr. O'Gorman for any reason during the 180-day period following the first anniversary of the date of a "change of control". The payments described above are payable in three equal monthly installments following the date of termination. The O'Gorman Employment Agreement also contains customary indemnification and confidentiality provisions.

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    The Other Company Employment Agreements are substantially similar to the
O'Gorman Employment Agreement. The Other Company Employment Agreements generally provide for three-year employment periods, which are subject to annual renewal beginning on June 30, 1999. Each such employment period is deemed to terminate on the third anniversary of the date of a "change of control" of the Company. Under the Other Company Employment Agreements, Ms. Bretthauer receives an annual salary of $125,000, Ms. Grear, Mr. Jackson and Ms. Smith each receives an annual salary of $175,000 and Mr. Rossum receives an annual salary of $180,000. Each Executive received relocation assistance and temporary living benefits in connection with their relocations to Reno, Nevada and Mr. Rossum received a $50,000 signing bonus. If the employment of any of the Executives is terminated by the Company without "cause" or by the Executive for "good reason", such Executive is entitled to receive (i) the entire salary which would otherwise be payable under his or her employment agreement for the remainder of the employment period plus, if such termination follows a "change in control" of the Company, (ii) an amount equal to the product of three times the maximum annual bonus payable to such executive in accordance with the then-current incentive bonus plan maintained by the Company. "Good Reason" is defined in the Other Company Employment Agreements to include a termination by the Executive for any reason during the 180-day period following the first anniversary of the date of a "change of control". The payments described above are payable in three equal monthly installments following the date of termination. The Other Company Employment Agreements also contain customary indemnification and confidentiality provisions.

    In connection with the execution and delivery of the Merger Agreement, each of the Executives other than Mr. O'Gorman entered into an employment agreement with the Company and American which will supersede the existing Other Company Employment Agreements at the effective time of the Merger, each of which is described in Item 3(b)(2) below. No amendment or modification has been made to the O'Gorman Employment Agreement.

    (b)(2) Certain contracts, agreements, arrangements and understandings between the Company and/or its affiliates, and American and/or Purchaser, are described below.

    THE MERGER AGREEMENT AND CONFIDENTIALITY AGREEMENT.

    American, Purchaser and the Company have entered into the Merger Agreement, a copy of which is filed herewith as Exhibit (c)(1) hereto. The description of the terms of the Merger Agreement contained in the Offer to Purchase under the heading "BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT; THE EMPLOYMENT AGREEMENTS -- THE MERGER AGREEMENT" are incorporated herein by reference.

    On June 12, 1998, AMR Corporation (American's parent) and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, American agreed to use the Evaluation Material (as defined in the Confidentiality Agreement) furnished to it by the Company solely for the purpose of evaluating a possible negotiated transaction between American and the Company and further agreed to keep such material confidential. The foregoing summary of the Confidentiality Agreement is qualified in its entirety to the full text thereof which is incorporated herein by reference and a copy of which has been filed as Exhibit (c)(7) hereto.

    COMMERCIAL ARRANGEMENTS BETWEEN AMERICAN AND THE COMPANY.

    American and the Company have, since 1993, had several on-going commercial arrangements between them.

    The Company entered into a MultiHost Agreement on April 14, 1997 with The SABRE Group, Inc., an affiliate of American. The agreement grants the Company a licence to use SABRE, a computerized travel reservation system. The agreement expires in November 2004.

    American and the Company entered into an Amended and Restated AAdvantage Participating Carrier Agreement dated March 28, 1995, which has been subsequently amended, and which provides for the accrual and redemption of frequent flyer points by members of American's frequent flyer program on the Company's flights in the Western Region (defined as areas within the United States falling within the Pacific and Mountain time zones) as well as selected routes to Chicago, Anchorage and Vancouver. The agreement may be terminated by either party, with or without cause, on at least 210 days' prior notice.

    On October 24, 1994, American and the Company executed an Amended and Restated Agreement of Sublease, which has been subsequently amended, relating to the sublease by the Company from American of five gates and related terminal space and facilities at San Jose International Airport in San Jose, California. This agreement expires in November 2007.

    The Company also subleases from American gates and other related terminal space and facilities at John Wayne Airport in Orange County, California pursuant to an Agreement of Sublease, dated October 18, 1994. This agreement has been extended to December 31, 1998, and may be terminated by either party on prior notice as provided therein.

    In addition, American and the Company have entered into an Operations Agreement, dated October 18, 1994, pursuant to which Company has been allocated seven slots at John Wayne Airport as well as several more slots, whose number vary from month to month based on a formula tied to the Company's and American's seat capacity. This Agreement also provides for the permanent allocation of two additional slots to the Company, which will remain with the Company upon termination or expiration of this Agreement. This Agreement has been extended to December 31, 1998 and may be terminated by either party on prior notice as provided therein.

    American and its affiliates also provide ground handling and related airport services on behalf of the Company at several airports pursuant to various agreements. These agreements are terminable by either party on 30 to 60 days' notice.

    Under certain circumstances, the agreements described above may be modified if the Offers and the Merger are not consummated, as more fully described immediately above under the heading "THE MERGER AGREEMENT".

    AMERICAN EMPLOYMENT AGREEMENTS.

    On November 19, 1998, the Company and American entered into employment agreements (the "American Employment Agreements") with each of the Executives. Each of the American Employment Agreements has an initial term of 24 months commencing upon the effective time of the Merger. Under their respective American Employment Agreements, Ms. Bretthauer will receive an annual base salary of $125,000, Ms. Grear, Mr. Jackson and Ms. Smith will each receive an annual base salary of $175,000 and Mr. Rossum will receive an annual base salary of $180,000. These base salaries may be increased, but not decreased, at any time. Beginning in calendar year 1999, each of the Executives shall be entitled to participate in American's incentive compensation plan.

    Each of the Executives will be entitled to receive awards of stock options pursuant to AMR Corporation's Performance Share Program (the "Performance Share Program") and Career Equity Program (the "Career Equity Program") as well as receive employee stock options annually on the same basis as other officers of American of like rank.

    At the effective time of the Merger, each Executive shall receive (i) a payment equal to 150% of the Executive's annual base salary, (ii) 2,500 stock options to purchase common stock of AMR Corporation, (iii) 1,000 shares of deferred stock under the Performance Share Program and (iv) 1,000 shares of deferred stock under the Career Equity Program.

    The American Employment Agreements provide that if an Executive is terminated without "Cause" (as defined in each American Employment Agreement) or resigns for "Good Reason" (as defined in each American Employment Agreement):
(i) American shall pay the Executive two times the Executive's annual base salary, (ii) the Executive shall be entitled to receive various fringe benefits (including, without limitation, medical insurance and air travel) until the 30-month anniversary of the consummation of the Merger, and (iii) the Executive shall become entitled to exercise any stock options that were vested at the time of termination. The American Employment Agreements also provide that if an Executive is terminated for "Cause", the Executive will not be entitled to any additional compensation.

    If upon the expiration of the initial 24 month term of employment under each Employment Agreement: (i) an Executive is not offered or elects not to accept an offer of continued employment with American, such Executive shall receive the same payments and benefits as if such Executive had been terminated without "Cause", and (ii) an Executive is offered and accepts continued employment with American, such Executive shall receive a payment equal to two times such Executive's base salary, and shall continue to receive air travel benefits up until the 30-month anniversary of the consummation of the Merger.

    In the event an American Employment Agreement is terminated by American (other than for "Cause"), by the Executive for "Good Reason" or upon the occurrence of the "Non-Renewal Event" (as defined in each American Employment Agreement) and the Executive relocates (in the continental U.S.) from the Reno area within 12 months from such date, American will reimburse or pay the Executive for basic and customary closing costs and reasonable packing and moving costs up to a maximum amount of $35,000.

    Copies of the American Employment Agreements described immediately above are filed as Exhibits (c)(2) - (c)(6) hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATIONS OF THE COMPANY BOARD.

    At a meeting held on November 18, 1998, the Company Board, by unanimous vote
(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger, taken together, are fair to, and in the best interests of, the holders of Common Shares, (ii) approved and adopted the Merger Agreement, the Offers and the transactions contemplated thereby (including, without limitation, for purposes of Section 78.438 of Nevada
Law), (iii) recommended that the stockholders of the Company accept the Offers and, if required by Nevada Law, approve and adopt the Merger Agreement and the transactions contemplated thereby, and (iv) amended the bylaws of the Company to exempt the Company from the provisions of Sections 78.378 through 78.3793 of Nevada Law and to permit the stockholders of the Company to take action by written consent. ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFERS. Copies of a press release announcing the Merger Agreement and the transactions contemplated thereby and of a letter to the stockholders of the Company communicating the Company Board's recommendation are filed herewith as Exhibits (a)(4) and (a)(5), respectively, and are incorporated herein by reference.

    (b)(1) BACKGROUND.

    On February 18, 1998, Joseph R. O'Gorman was appointed as the Chairman of the Board of Directors, Chief Executive Officer, and President of the Company. Between February 1998 and June 1998, Mr. O'Gorman replaced the Company's eleven officers with a new management team of five experienced airline executives to manage the Company.

    In March 1998, the Company retained Robert L. Fornaro as a special consultant to assist Mr. O'Gorman and the Company Board in evaluating the strategic landscape of the Company. Mr. Fornaro has held senior planning, scheduling and marketing positions at US Airways, Northwest

Airlines, Braniff International Airlines and Trans World Airlines. Based upon Mr. Fornaro's analysis and Mr. O'Gorman's evaluation of the Company and its strengths and weaknesses, Mr. O'Gorman provided a report to the Company Board on April 8, 1998 entitled "Competitive Assessment of Reno Air." Among the recommendations made by Mr. O'Gorman to the Company Board were the pursuit of a strategy to seek a long-term alliance with a major air carrier--either through marketing relationships or pursuant to a business combination. From February 1998 until the announcement of the transaction with American, Mr. O'Gorman and other representatives of the Company contacted senior executives at numerous other airlines to determine whether any such airline would be interested in pursuing a transaction with the Company.

    On March 25, 1998, Messrs. O'Gorman and Fornaro met with Donald J. Carty, who was then the President and Chief Operating Officer of AMR Corporation and American (Mr. Carty is now Chairman, President and Chief Executive Officer of AMR Corporation and American and Chairman of Purchaser), and Jeffrey C. Campbell, Vice President--Corporate Development and Treasurer of American. The meeting took place at American's corporate headquarters in Forth Worth, Texas. The stated purpose of the meeting was to discuss opportunities to expand the four year-old marketing relationship between American and the Company. Messrs. Carty and O'Gorman met privately following the meeting and in that subsequent private discussion, broached the possibility of American purchasing the Company.

    Andrew A. Cuomo, President of Airline Management Services, Inc., an affiliate of American, met with Mr. O'Gorman, Ms. Smith, and Steven A. Rossum, the Company's Senior Vice President, General Counsel, and Corporate Secretary on or about May 11, 1998 at American's headquarters for discussions regarding an expanded marketing relationship.

    On June 11, 1998, Gerard J. Arpey, Senior Vice President of Finance and Planning and Chief Financial Officer of American, Messrs. Campbell and O'Gorman and Vicki W. Bretthauer, the Company's Vice President--Administration, met at an Admiral's Club at Dallas-Fort Worth International Airport to discuss due diligence and a preliminary overview of the Company. On June 12, 1998 the parties executed the Confidentiality Agreement.

    Over the next several months, representatives of American conducted due diligence on the Company. Throughout this process, Mr. O'Gorman met frequently with the Company Board and the Executive Committee thereof. From April 7, 1998 through and including November 16, 1998, the Company's relationship with American and the status of negotiations regarding a strategic alliance and/or business combination were discussed at not less than 12 meetings of the Company Board and 6 meetings of the Executive Committee.

    On September 24, 1998, Mr. O'Gorman met with Messrs. Arpey and Campbell in St. Louis, Missouri. At that time, American indicated it would be interested in pursuing an acquisition of the Company. Price terms were not discussed at that meeting.

    In early October 1998, the Company formally engaged Salomon Smith Barney Inc. ("Salomon") to act as its exclusive financial advisor and Milbank, Tweed, Hadley & McCloy to act as special counsel, to assist the Company in connection with any proposed sale transaction.

    On October 13, 1998, Mr. Cuomo; legal representatives of American; Mr. Rossum; W. Stephen Jackson, Senior Vice President and Chief Financial Officer of the Company; representatives of Salomon; and legal representatives of the Company, met in New York City to discuss the proposed structure and other non-price terms for a possible acquisition of the Company by American. Salomon also made a presentation to American regarding the strategic and financial rationale for the proposed transaction. On October 14, 1998, Mr. Rossum met with Mr. Cuomo at the Admiral's Club in LaGuardia Airport to continue the discussions regarding the proposed transaction.

    Discussions followed over the next several weeks between representatives of American and the Company and their legal and financial advisors concerning a proposed structure for the transaction, scope

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of Parent's due diligence investigations and terms and conditions of the
American Employment Agreements.

    On or about October 22, 1998, Mr. Carty had a telephone conversation with Mr. O'Gorman proposing a meeting at American's headquarters on November 4, 1998 to discuss terms of a potential merger. From and after October 23, 1998, representatives of American and the Company and their legal and financial advisors had numerous telephone conversations regarding various structural issues in connection with a potential transaction between American and the Company.

    On November 4, 1998, Mr. O'Gorman and Mr. Carty met to discuss the structure of a potential transaction.

    Between November 5, 1998 and November 15, 1998, the discussions continued between senior management and representatives of each of the Company and American regarding a potential transaction, as well as the terms and conditions of the American Employment Agreements. On November 15, 1998, senior management and legal advisors of each of the Company and American met at American's headquarters in Fort Worth, Texas to review and negotiate the non-price terms of the Merger Agreement and the American Employment Agreements.

    Between November 16 and 18, 1998, Mr. Rossum continued negotiations with various business and legal representatives of American at American's headquarters. On November 17, 1998, Mr. Carty and Mr. O'Gorman met at American's headquarters to discuss final terms and conditions, including price. On the same date, Mr. O'Gorman also met with Mr. Arpey regarding non-price terms. On November 17, 1998 and the morning of November 18, 1998, Mr. O'Gorman had follow-up conversations with Mr. Carty regarding final terms and conditions, including price.

    At a meeting of the Company Board held on November 18, 1998, the terms and conditions of the proposed Merger Agreement were discussed. Representatives of Salomon made a presentation to the Company Board and delivered its oral opinion (which was subsequently confirmed in writing) to the effect that, as of such date, the proposed $7.75 per Common Share cash consideration to be received by the holders of Common Shares pursuant to the Offers and the Merger, taken together, is fair to such holders from a financial point of view. Salomon also made a presentation to the Company Board that the proposed formula for determining the price to be received by the holders of Preferred Shares in the Preferred Stock Offer that is set forth in Annex B to the Merger Agreement was in an amount that is economically equivalent to the present value of the dividends payable to such holders through, and the price payable to such holders on, the first date that the Preferred Shares become optionally redeemable in accordance with their terms. Mr. Fornaro also orally reported to the Company Board that although the Company was well-managed under Mr. O'Gorman's management team, it was not well-positioned strategically. Mr. Fornaro stated that the Company was susceptible to a downturn in the economy, competitive threats (including from American), and the risk of American not renewing on favorable terms the many commercial arrangements between the Company and American or its affiliates.

    Following a discussion of these presentations and the factors discussed below under "REASONS FOR THE MERGER," the Company Board, by unanimous vote (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger, taken together, are fair to, and in the best interests of, the holders of Common Shares, (ii) approved and adopted the Merger Agreement, the Offers and the transactions contemplated thereby, and
(iii) recommended that the stockholders of the Company accept the Offers and, if required by Nevada Law, approve and adopt the Merger Agreement and the transactions contemplated thereby. On November 19, 1998, American, Purchaser and the Company signed the Merger Agreement; American, the Company and the Executives executed the American Employment Agreements; and American and the Company issued separate press releases announcing the Merger.

    (b)(2) REASONS FOR THE RECOMMENDATION.

    In making the determinations and recommendations set forth in Item 4(a) above, the Company Board considered a number of factors including, without limitation, the following:

        (i) The historical and recent market prices of the Common Shares and the fact that the cash offer price of $7.75 per Common Share provided for in the Merger Agreement represented a premium of 37.9% over the average trading prices of the Common Shares for the sixty-day period prior to the announcement of the Merger, which period began at approximately the same time that Mr. O'Gorman advised the Company's Executive Committee of American's interest in exploring a potential transaction.

        (ii) The opinion of Salomon delivered on November 18, 1998 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $7.75 per Common Share cash consideration to be received by the holders of Common Shares in the Common Stock Offer and the Merger, taken together, is fair to such holders from a financial point of view. A copy of the written opinion dated November 18, 1998 of Salomon, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by Salomon in rendering its opinion, is attached as Exhibit (a)(7) hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE OPINION OF SALOMON IN ITS ENTIRETY.

        (iii) The presentation by Salomon that the initial price of $27.50 per Preferred Share (and thereafter declining as provided in the Merger Agreement) cash consideration, plus accrued and unpaid dividends, to be received by the holders of Preferred Shares in the Preferred Stock Offer and the Merger is in an amount that is economically equivalent to the present value of the dividends payable to such holders through, and the price payable to such holders on, the first date that the Preferred Shares become optionally redeemable in accordance with their terms.

        (iv) The terms and conditions of the Merger Agreement and, in particular, the facts that the Company retained the ability to accept a superior offer, subject to paying a $3 million termination fee plus expenses, and that American had the ability to terminate the Offers and the Merger Agreement only in a limited number of customary circumstances.

        (v) The provisions of the Merger Agreement providing for the following:
    (i) that between the date of entering into the Merger Agreement and the earlier of the effective time of the Merger or the termination of the Merger Agreement, American agreed not to terminate the current commercial arrangements between American and the Company, (ii) the extension of certain commercial arrangements between American (or an affiliate) and the Company upon entering into the Merger Agreement, and (iii) the extension of certain other commercial arrangements upon a termination of the Merger Agreement under certain circumstances, each in a manner favorable to the Company.

        (vi) The Company Board's familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy and its belief that the price per Common Share offered in the Common Stock Offer and the Merger reflects the values inherent in the Company, and that the price per Preferred Share (as provided in the Merger Agreement) is in an amount that is economically equivalent to the present value of the dividends payable to such holders through, and the price payable to such holders on, the first date that the Preferred Shares become optionally redeemable in accordance with their terms.

        (vii) The Company Board's belief that a transaction with American is the most advantageous scenario based upon the unique benefits offered by the Company to American, particularly in light of American's desire to expand its operations in the western United States, the existing commercial arrangements between the Company and American, and American's familiarity with the Company, which the Company Board believed would enable American to make the most attractive offer to the Company's stockholders.

        (viii) The fact that no satisfactory indications of interest to acquire the Company were forthcoming after the Company contacted several potential purchasers, other than American's offer.

        (ix) The belief by the Company Board that in the event the Company did not enter into the Merger Agreement with American, it would be required in the foreseeable future to undergo a significant restructuring of its business in the face of increased competition in its current markets and the likely loss of the favorable commercial arrangements with American.

        (x) American's ability to finance the acquisition and the absence of any financing condition in the Merger Agreement.

    In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    On October 13, 1998, the Company formally engaged Salomon to act as the Company's exclusive financial advisor in connection with any proposed sale transaction (a "Sale") involving the Company and another business entity (the "Financial Advisor Agreement"). Pursuant to the Financial Advisor Agreement, Salomon agreed, upon the Company's reasonable request, to perform certain customary financial advisory and investment banking services, including the rendering of a fairness opinion to the Company Board in connection with a Sale.

    Further pursuant to the Financial Advisor Agreement, the Company agreed to pay Salomon cash fees for its services in the following amounts: (i) $25,000 payable promptly following the execution of the Financial Advisor Agreement and $75,000 payable upon the earlier of January 15, 1999 and the consummation of a Sale; plus (ii) an additional fee payable upon the consummation of a Sale (less any amounts previously paid pursuant to clause (i) above) calculated based upon the per share value to be received by holders of Common Shares. If the per share value is (i) less than $7.00, (ii) greater than or equal to $7.00 and less than $8.00, or (iii) greater than or equal to $8.00, the amount of the additional fee would be $2,000,000, $3,000,000 or $4,000,000, respectively. The Company also has agreed in the event Salomon's engagement with the Company is terminated by the Company and a Sale is later consummated at any time prior to the later of December 31, 1999 and the one (1) year period following such termination, to pay the same cash fee described above upon consummation of such Sale.

    In addition, the Company has agreed in the Financial Advisor Agreement to reimburse Salomon for its reasonable out-of-pocket expenses, including reasonable fees of counsel (except in the case where Salomon would achieve the compensation payable at the $7.00 plateau or greater, all out-of-pocket expenses would be borne by Salomon). In a separate letter agreement also executed on October 13, 1998, the Company has agreed to indemnify Salomon and certain related persons against certain liabilities in connection with Salomon's engagement under the Financial Advisor Agreement.

    In March 1998, the Company retained Robert L. Fornaro as a special consultant to assist the Company Board in evaluating the strategic landscape of the Company. Pursuant to the arrangement between the Company and Mr. Fornaro, the Company paid Mr. Fornaro $3,600 per day, plus expenses, for consulting services performed.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) There have been no transactions in Shares which were effected during the past sixty (60) days by the Company or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company.

    (b) To the best of the Company's knowledge, each of its executive officers and directors presently intends to tender his or her Shares pursuant to the Offers.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Items 3(b) and Item 4 above, the Company is not engaged in any negotiation in response to the Offers which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offers which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offer to Purchase and the related Letters of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     *+(a)(1)  Offer to Purchase dated November 24, 1998.
     *+(a)(2)  Letter of Transmittal with respect to Common Shares.
     *+(a)(3)  Letter of Transmittal with respect to Preferred Shares.
      #(a)(4)  Text of press release issued by Reno Air, Inc. dated November 19, 1998.
      *(a)(5)  Letter to stockholders of Reno Air, Inc. dated November 24, 1998.
      +(a)(6)  Form of Summary Advertisement dated November 24, 1998.
      *(a)(7)  Fairness Opinion of Salomon Smith Barney Inc. dated November 18, 1998.
          (b)  Not applicable.
      +(c)(1)  Agreement and Plan of Merger dated as of November 19, 1998 by and among
               American Airlines, Inc., Bonanza Acquisitions, Inc. and Reno Air, Inc.
      +(c)(2)  Employment Agreement dated as of November 19, 1998 by and among Reno Air,
               Inc., American Airlines, Inc. and Vicki W. Bretthauer.
      +(c)(3)  Employment Agreement dated as of November 19, 1998 by and among Reno Air,
               Inc., American Airlines, Inc. and Beverley Grear.
      +(c)(4)  Employment Agreement dated as of November 19, 1998 by and among Reno Air,
               Inc., American Airlines, Inc. and Joanne Dowty Smith.
      +(c)(5)  Employment Agreement dated as of November 19, 1998 by and among Reno Air,
               Inc., American Airlines, Inc. and Steven A. Rossum.
      +(c)(6)  Employment Agreement dated as of November 19, 1998 by and among Reno Air,
               Inc., American Airlines, Inc. and W. Stephen Jackson.
       (c)(7)  Confidentiality Agreement dated June 12, 1998 by and between Reno Air, Inc.
               and AMR Corporation.
     ##(c)(8)  AAdvantage (R) Agreement between American Airlines, Inc. and Reno Air, Inc.
    ###(c)(9)  Agreement of Sublease for San Jose International Airport between American
               Airlines, Inc. and Reno Air, Inc.
  ####(c)(10)  MultiHost Agreement with The SABRE Group, Inc.
      (c)(11)  Amendments to the Company's Ninth Amended and Restated Code of Bylaws adopted on November 18, 1998.

------------------------

       * Included in materials delivered to stockholders of the Company.

      + Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule
        14D-1 dated November 24, 1998 and incorporated herein by reference.

      # Incorporated by reference to the Company's Current Report on Form 8-K filed on November 19, 1998.

    ## Incorporated by reference to the Company's 1993 Annual Report on Form
       10-K, as amended and filed as an exhibit to the Company's Form 10-K/A filed on October 14, 1994, as amended and filed as an exhibit to the Company's September 30, 1998 Quarterly Report on Form 10-Q.

   ### Incorporated by reference to the Company's 1993 Annual Report on Form
       10-K.

 #### Incorporated by reference to the Company's September 30, 1997 Quarterly
      Report on Form 10-Q.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1998

                                RENO AIR, INC.

                                By:  /s/ STEVEN A. ROSSUM
                                     -----------------------------------------
                                     Name: Steven A. Rossum
                                     Title:  Senior Vice President,
                                             General Counsel, and
                                             Corporate Secretary

                                                                      SCHEDULE I

                                 RENO AIR, INC.
                                 220 EDISON WAY
                               RENO, NEVADA 89502

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 24, 1998 as part of the Solicitation/ Recommendation Statement on the Schedule 14D-9 ("Schedule 14D-9") of Reno Air, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Common Shares") and to the holders of record of shares of Series A Cumulative Convertible Exchangeable Preferred Stock, $.001 par value per share, of the Company (the "Preferred Shares"; and collectively with the Common Shares, the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by American Airlines, Inc., a Delaware corporation ("American"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

    On November 19, 1998, the Company, American and Bonanza Acquisitions, Inc., a Nevada corporation and a wholly-owned subsidiary of American ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for (A) all of the issued and outstanding shares of Common Stock at a price of $7.75 per share (or any greater amount paid per share pursuant to the Offer), net to the seller in cash and (B) all of the issued and outstanding Preferred Stock at a price of $27.50 per share (subject to reduction as provided in the Merger Agreement) plus accrued and unpaid dividends through the date Purchaser accepts for payment the Preferred Shares, or any greater amount paid per share pursuant to the Preferred Stock Offer), and (ii) following the consummation of the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of American.

    The Merger Agreement requires that the Company use its best efforts, at Purchaser's request, to take all lawful action necessary to cause Purchaser's designees to be elected to the Board under the circumstances described in the Merger Agreement. See "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Right to Designate Directors; the Purchaser's Designees" below.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    In accordance with the Merger Agreement, Purchaser will commence the Offer on Tuesday November 24, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on or before December 22, 1998 unless the Offer is extended or is terminated under the terms of the Merger Agreement.

    The information contained in this Information Statement concerning American, Purchaser and the Purchaser's Designees (hereinafter defined) has been furnished to the Company by American and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Common Shares is the only class of voting securities of the Company outstanding. Each Common Share is entitled to one vote. As of September 30, 1998, there were 10,843,470 Common Shares outstanding.

    The Board currently consists of nine members and each nominee is elected to a one-year term. The number of Directors may consist of such number of members, not less than three (3) and not more than eleven (11), as shall be determined from time to time by resolution of the Board. Vacancies in the Board may be filled by a unanimous vote of the remaining Board though less than a quorum of the Board, and any Director chosen to fill a vacancy will hold office until the expiration of the term of his predecessor in office.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER'S DESIGNEES

    The Merger Agreement provides that, subject to compliance with applicable law and the Company's Articles of Incorporation, promptly upon the purchase by Purchaser of Common Shares pursuant to the Offers, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors ("Purchaser Designees"), rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Common Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Common Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of each committee of the Board to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of (i) the time Purchaser acquires a majority of the then outstanding Common Shares on a fully diluted basis and (ii) the Effective Time (as defined in the Merger Agreement), the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of each such committee.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of Common Shares pursuant to the Offer, which purchase may not be earlier than December 22, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

PURCHASER DESIGNEES

    Any director or executive officer of American or Purchaser listed in
Schedule I to the Tender Offer Statement on Schedule 14D-1 of American and Purchaser, dated November 24, 1998 ("Schedule 14D-1") filed as an exhibit to the
Schedule 14D-1 may be designated by Purchaser as a Purchaser Designee and is incorporated herein by reference. The information with respect to the Purchaser Designees has been designated by Purchaser for inclusion herein.

DIRECTORS OF THE COMPANY

    Set forth below is certain information regarding each Director (each, a "Director") of the Company as of November 24, 1998:

                                                                       POSITIONS AND OFFICES PRESENTLY            DIRECTOR
NAME                                                  AGE                   HELD WITH THE COMPANY                   SINCE
------------------------------------------------      ---      ------------------------------------------------  -----------
Joseph R. O'Gorman..............................          55   President, Chief Executive Officer and Chairman
                                                               of the Board                                            1998
Lee M. Hydeman..................................          70   Director, Chairman of Executive Committee of the
                                                               Board                                                   1990
Donald L. Beck..................................          72   Director                                                1990
Barrie K. Brunet................................          73   Director                                                1992
Joe M. Kilgore..................................          80   Director                                                1992
James T. Lloyd..................................          57   Director                                                1996
Emmett E. Mitchell..............................          43   Director                                                1998
Wayne L. Stern, M.D.............................          55   Director                                                1990
Agnieszka Winkler...............................          52   Director                                                1994

BIOGRAPHICAL INFORMATION

    JOSEPH R. O'GORMAN has been Chairman of the Board, Chief Executive Officer and President since February 19, 1998. From April 1995 through October 1997, Mr. O'Gorman was Executive Vice President-- Fleet Operations and Administration for United Airlines. Prior to April 1995, Mr. O'Gorman held various senior officer positions at United and USAir. Mr. O'Gorman has also served as Senior Vice President-- Airline Operations for AirCal, as Chief Executive Officer of Aloha Airlines and as Chief Executive Officer of Frontier Airlines. Mr. O'Gorman is a director of Cade Industries, Inc. and a member of the board of trustees of St. Louis University.

    LEE M. HYDEMAN has been a director of the Company since September 1990 and served as Chairman from December 1991 until February 1998. From April 1, 1994 through September 22, 1995, Mr. Hydeman also served as Chief Executive Officer of the Company. Mr. Hydeman has over 30 years experience in the airline industry, including 13 years as Washington, D.C. counsel to and an officer of Continental Air Lines (prior to its restructuring in 1982).

    DONALD L. BECK has been a director of the Company since October 1990. He is and has been since 1988 the Chairman of the Board of The Pacific Group, an airline consulting firm located in Manhattan Beach, California, and, since 1995, a Director of Vision Expeditions (airline ticket consolidator). From 1988 until 1993, Mr. Beck was Chairman of Pacific Rim Development Corp., a land development company located in Manhattan Beach, California. Mr. Beck has over 30 years experience in the airline industry, including 28 years as a senior officer of Continental Air Lines, Western Airlines and World Airways.

    BARRIE K. BRUNET has been a director of the Company since April 13, 1992. From April 1986 until March 1990 (when he retired), Mr. Brunet was employed by Bally Entertainment Company as the President and Chief Operating Officer of Bally's Casino Resort-Reno and as the Vice President and Director of Bally Grand, Inc., a subsidiary of Bally Manufacturing Company.

    JOE M. KILGORE has been a director of the Company since September 18, 1992. From October 1990 to September 1992, he acted as an advisor to the Board. Since 1965, Mr. Kilgore has been a partner in the law firm of McGinnis, Lochridge & Kilgore in Austin, Texas. He is also director of Texas Regional Bancshares, Inc. and its subsidiary, Texas State Bank, both in McAllen, Texas, and a director of Photo Control Corporation in Minneapolis. Mr. Kilgore also has 10 years' experience as a director of Continental Air Lines (prior to its restructuring in 1982).

    JAMES T. LLOYD has been a director of the Company since April 11, 1996. Since August 1997, Mr. Lloyd has been Of Counsel to Bryan Cave, LLP. From February 1987 through February 1996, Mr. Lloyd was an officer of USAir Group, Inc., most recently Executive Vice President, General Counsel and Secretary. Mr. Lloyd served as Chairman of the Law Council of the Air Transport Association in Washington, D.C. in 1991 and 1992 and as a member of the Air Transport Association's Audit Committee from 1992 to 1996.

    EMMETT E. MITCHELL has been a director of the Company since January 28, 1998. Since July 1991, Mr. Mitchell has been an employee of Paradise Valley Securities, a registered broker dealer. Mr. Mitchell is currently a minority owner of the firm where he is employed in the Corporate Finance Department. Paradise Valley Securities provided investment services for the Company in 1992, 1993 and 1994. Mr. Mitchell is also a director of Prolux Corporation, a private company, and is a certified public accountant.

    WAYNE L. STERN, M.D. has been a director of the Company since its inception. Since 1974, Dr. Stern has been the President of, and conducts his medical practice as a specialist in pulmonary medicine through, Minnesota Lung Center, Ltd., located in Minneapolis, Minnesota. Since 1984, he has been a director of Special Medical Services, Inc., a home health care company in Minneapolis, Minnesota. Since 1989, Dr. Stern has been the director of respiratory care at Abbott-Northwestern Hospital in Minneapolis.

    AGNIESZKA WINKLER has been a director of the Company since January 21, 1994. She is a principal of, and the founder (in 1984) of, Winkler Advertising, an advertising agency based in San Francisco. Ms. Winkler is a member of the Board of Directors of Lifeguard, Inc. and is a member of the Board of Trustees of Santa Clara University.

MEETINGS OF THE BOARD AND COMMITTEES

    During the fiscal year ended December 31, 1997, the Board held twelve meetings, seven of which were held in person and five of which were telephonic. During such period, each of the current Directors of the Company attended 75% or more of the total number of meetings held by the Board and by all committees of the Board on which such Director served.

    The Board has a standing Executive Committee, Audit Committee, Ethics and Corporate Governance and Nominating Committee and Human Resources Committee. Other than the Executive Committee, these committees meet at each regularly scheduled meeting of the Board and at other times when warranted. The Chairman of the Board is an ex-officio member of each committee. The following committee membership information is as of November 24, 1998.

    The members of the Executive Committee are Lee Hydeman, who serves as Chairman, James T. Lloyd, Emmett Mitchell and Dr. Wayne Stern. The Executive Committee has the authority to act in place of the Board on all matters except those required by law or by the Company's Articles of Incorporation or By-Laws to be acted upon exclusively by the Board. The Executive Committee held six meetings in 1997.

    The members of the Audit Committee are Emmett Mitchell, who serves as Chairman, Lee Hydeman, Barrie Brunet, and Don Beck. The Audit Committee's primary responsibilities are to review the Company's financial statements, to recommend the appointment of the Company's independent public accountants, to review the overall scope of the audit and to review the Company's internal controls, and to establish and to monitor ethical policies applicable to the Company's management. The Audit and Ethics Committee held seven meetings during 1997. In 1998, the "Ethics" function was transferred to the Corporate Goverance and Nominating Committee.

    The members of the Ethics and Corporate Governance and Nominating Committee are Barrie Brunet, who serves as Chairman, and Dr. Wayne Stern. The Ethics and Corporate Governance and Nominating Committee was formed in October 1997 to review and make recommendations regarding the composition of the Board, to evaluate the performance of the Board and to develop missions, objectives and succession plans for the Company's senior management and to monitor ethical policies applicable to the Company's senior management. The Corporate Governance and Nominating Committee held two meetings in 1997.

    The members of the Human Resources Committee are James Lloyd, who serves as Chairman, Barrie Brunet, Lee Hydeman and Joe Kilgore. The Human Resources Committee reviews and makes recommendations regarding the Company's compensation strategy, the compensation arrangements pertaining to the officers of the Company and the Company's bonus, stock option and 401(k) plans. The Human Resources Committee has authority to grant options under the Company's Stock Option Plan, except for initial grants to newly-hired officers. The Human Resources Committee (including its predecessor, the Nominating and Compensation Committee) held eleven meetings during 1997.

    Winkler Advertising, of which Ms. Winkler is a principal, provided advertising services to the Company in 1998. In 1998, Ms. Winkler resigned from all committees of the Company Board.

EXECUTIVE OFFICERS OF THE COMPANY WHO ARE NOT DIRECTORS

    The following sets forth certain information as to each Executive Officer of the Company who is not also a Director, including age as of November 24, 1998.

    VICKI W. BRETTHAUER is 41 years old and was appointed Vice
President--Administration on March 18, 1998. From 1983 through 1998, Ms. Bretthauer held progressively more senior management positions at United Airlines. Her last position with United was Director--Information Services Administration.

    BEVERLEY GREAR is 50 years old and was appointed Senior Vice
President--Operations on March 18, 1998. Previously, Ms. Grear was Senior Vice President--Operations for AFSA Data Corporation. Ms. Grear has airline experience at several airlines including Air Cal, HughesAirwest, Aloha and Frontier Airlines.

    W. STEPHEN JACKSON is 51 years old and was appointed Chief Financial Officer of the Company on June 3, 1998. From 1994 to May 1998, Mr. Jackson was Chief Financial Officer of Mesa Air Group, Inc. Prior to Mesa Air Group, Inc., Mr. Jackson from 1990 to 1994 was President and CEO of WSJ Development Company. Mr. Jackson is also a certified public accountant and was a partner at KPMG Peat Marwick from 1981 to 1990.

    STEVEN A. ROSSUM is 36 years old and was appointed Senior Vice President, General Counsel and Corporate Secretary on April 7, 1998. From 1992-1998, Mr. Rossum was Assistant General Counsel of US Airways, Inc. Prior to joining US Airways, Mr. Rossum was Assistant General Counsel at WorldCorp, Inc. and also practiced corporate and aviation law in Atlanta, Georgia. Mr. Rossum has also taught commercial law at Emory University School of Law as an Adjunct Professor.

    JOANNE SMITH is 40 years old and was appointed Senior Vice
President--Marketing and Planning on March 23, 1998. Previously, Ms. Smith was Senior Vice President-Marketing of Midway Airlines. Prior to joining Midway, Ms. Smith had management positions at American Eagle and Wings West Airlines.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CERTAIN BENEFICIAL OWNERS

    The following table sets forth, as of September 30, 1998, the name and address of each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Shares, and, based on information supplied to the Company by such persons, the approximate number of shares and percentage owned by each:

                                                                      NUMBER OF     PERCENT
NAME AND ADDRESS                                                    SHARES OWNED     OWNED
------------------------------------------------------------------  -------------  ---------
Fidelity Advisor Series VIII:.....................................       934,800(1)      8.7%
Fidelity Advisor Strategic
Opportunities Fund
82 Devonshire St.
Boston, MA 02109

PAR Investment Partners, L.P......................................       770,291(2)      7.2%
Par Capital Management, Inc.
One Financial Center, Suite 1600
Boston, MA 02111

Anthony Silverman.................................................       558,995(3)      5.2%
11811 N. Tatum Blvd, Suite 4040
Phoenix, AZ 85028

------------------------

(1) Based on a Schedule 13G dated February 14, 1998. Voting power over these shares resides with the Board of Trustees of Fidelity Advisor Strategic Opportunities Fund. Includes 492,574 shares obtainable upon conversion of shares of the Company's Series A Cumulative Convertible Exchangeable Preferred Stock.

(2) Based on a Schedule 13G filed on June 15, 1998. Includes 552,900 shares of Common Stock plus 217,391 shares upon the conversion of Series A Preferred Stock, which equals 770,291 total shares.

(3) Based on a Schedule 13D dated September 12, 1997. Mr. Silverman is a principal of Paradise Valley Securities, which acted as placement agent for the Company's sale of convertible notes in 1993 and 1994 and as managing underwriter for the Company's initial public offering in 1992. Includes 16,500 shares held in an individual retirement account, 12,000 shares held for the benefit of Mr. Silverman's children, 44,000 shares held for the estate of William Silverman, 21,300 shares issuable upon exercise of warrants held by Mr. Silverman and 7,581 shares issuable upon exercise of warrants held by Paradise Valley Securities. Also includes 296,878 shares held by Kay Silverman (including shares held in an individual retirement account), as to which Mr. Silverman disclaims beneficial ownership.

COMMON STOCK OWNERSHIP OF MANAGEMENT

    The following table reflects, as of March 31, 1998, the Common Share ownership of each Director, and each executive officer and former executive officer listed in the Summary Compensation Table, and all Directors and officers as a group.

                                                                             AMOUNT
                                                                          BENEFICIALLY           PERCENT OF
NAME OF BENEFICIAL OWNER:                                                   OWNED(1)            OWNERSHIP(2)
--------------------------------------------------------------------  --------------------  ---------------------
Donald L. Beck......................................................            15,000                *
Barrie K. Brunet....................................................            60,000                *
Lee M. Hydeman......................................................            56,000                *
Joe M. Kilgore......................................................            34,100                *
James T. Lloyd......................................................            21,000                *
Emmett E. Mitchell..................................................             9,500(3)             *
Annette Murphy......................................................            18,000
Joseph R. O'Gorman..................................................            50,000                *
Robert W. Reding....................................................           252,174                 2.3%
B.J. Rone...........................................................           182,000                 1.7%
Robert M. Rowen.....................................................            55,924                *
Steve Sarner........................................................            24,107                *
Wayne L. Stern, M.D.................................................           275,848(4)              2.6%
Agnieszka Winkler...................................................            60,000                *
All executive officers and directors as a group (14 persons)(5).....         1,210,827                10.7%

------------------------

*   Less than 1%.

(1) Includes the following number of shares subject to options exercisable within 60 days of March 31, 1998: Mr. Hydeman: 26,000; Mr. Lloyd: 20,000; Ms. Murphy: 18,000; Mr. O'Gorman: 50,000; Mr. Reding: 209,000; Mr. Rone:
    180,000; Mr. Rowen: 54,000; Mr. Sarner: 24,000; Ms. Winkler: 60,000.
    Includes 174 shares each held for the benefit of Messrs. Reding and Rowen and 107 shares held for the benefit of Mr. Sarner in the Company's 401(k) Plan. Shares held in the 401(k) Plan are subject to disposition by the beneficial holder thereof and are voted by a 401(k) Plan Committee unless the Committee determines to pass such vote through to the beneficial holders. Includes 1,000 shares obtainable by Mr. Lloyd upon the conversion of convertible notes held in an IRA.

(2) Based on 10,583,775 shares of Common Stock outstanding on March 31, 1998. The Percent of Ownership is determined by assuming that in each case the person only, or the group only, exercised his or her rights to purchase all shares of Common Stock underlying outstanding stock options and warrants, including those not currently exercisable.

(3) Includes 500 shares held by his minor children, and 6,000 shares obtainable upon exercise of warrants.

(4) Includes 50,324 shares held beneficially and of record by Dr. Stern's spouse and 10,000 shares held beneficially and of record by Dr. Stern's children.

(5) Includes 717,000 shares subject to options exercisable within 60 days of March 31, 1998 and 629 shares held in the Company's 401(k) Plan.

                             EXECUTIVE COMPENSATION

    The following table shows, for the fiscal years ending December 31, 1995, 1996, and 1997, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the Company's five executive officers who were highest paid in 1997 (the "Named Executives").

SUMMARY COMPENSATION TABLE

             (A)                  (B)         (C)           (D)              (E)              (F)           (G)
                                                                                                   AWARDS
                                                                                         --------------------------
                                                                                                        SECURITIES
                                        ANNUAL COMPENSATION                 OTHER         RESTRICTED    UNDERLYING
                               -------------------------------------       ANNUAL            STOCK       OPTIONS/
NAME AND PRINCIPAL POSITION      YEAR     SALARY ($)   BONUS ($)(1)    COMPENSATION(2)    AWARD(S)($)    SARS (#)
-----------------------------  ---------  -----------  -------------  -----------------  -------------  -----------
Robert W. Reding(4)..........       1997     195,188         1,896                0              N/A        50,000
Chief Executive Officer and         1996     164,500        30,327                0              N/A             0
  President                         1995     153,375           300                0              N/A        60,000

B.J. Rone....................       1997      85,682             0            9,000              N/A       180,000
Senior Vice President               1996         N/A           N/A              N/A              N/A           N/A
  Finance(4)                        1995         N/A           N/A              N/A              N/A           N/A

Annette Murphy...............       1997      94,614         4,275           18,248              N/A       135,000
Senior Vice President               1996         N/A           N/A              N/A              N/A           N/A
  Customer Service(4)               1995         N/A           N/A              N/A              N/A           N/A

Steve Sarner.................       1997     122,947         4,219                0              N/A        24,000
Vice President Marketing and        1996      87,546           327            9,540              N/A        78,000
  Sales                             1995      60,963           300            1,191              N/A             0

Robert M. Rowen..............       1997     112,062         3,300                0              N/A        14,400
Vice President, General             1996     103,000        20,327                0              N/A             0
  Counsel and Secretary             1995     102,250           300           29,562              N/A             0

             (A)                       (H)

                                       ALL
                                      OTHER
NAME AND PRINCIPAL POSITION      COMPENSATION(3)
-----------------------------  -------------------
Robert W. Reding(4)..........             300
Chief Executive Officer and               300
  President                               300
B.J. Rone....................               0
Senior Vice President                     N/A
  Finance(4)                              N/A
Annette Murphy...............             300
Senior Vice President                     N/A
  Customer Service(4)                     N/A
Steve Sarner.................             300
Vice President Marketing and              300
  Sales                                     0
Robert M. Rowen..............             300
Vice President, General                   300
  Counsel and Secretary                   300

------------------------

(1) $300 in 1995 and $327 in 1996 reflect payments under the Company's profit sharing plan.

(2) Amounts indicated were in payment or reimbursement of moving expenses, or temporary housing allowance.

(3) Amounts indicated are the $300 annual Company match to the 401(k) Plan. Does not include the value of a $30,000 rental car credit available to the Company's officers as a group.

(4) Mr. Reding's employment terminated in 1998. Mr. Rone commenced employment on June 25, 1997 and terminated employment in 1998. Ms. Murphy commenced employment on March 1, 1997.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth stock options granted under the Company's Employee Stock Incentive Plan to the Named Executives during 1997. The Company has never granted stock appreciation rights.

                                                       (B)           (C)
                                                    NUMBER OF    % OF TOTAL
                                                   SECURITIES      OPTIONS          (D)
                                                   UNDERLYING    GRANTED TO      EXERCISE         (E)         (F)
                       (A)                           OPTIONS    EMPLOYEES IN      OR BASE     EXPIRATION   GRANT DATE
NAME                                               GRANTED (#)   FISCAL YEAR   PRICE ($/SH)     (DATE)      VALUE(5)
-------------------------------------------------  -----------  -------------  -------------  -----------  ----------
Robert Reding....................................      50,000(1)        3.8%     $    7.44       3/12/07   $  129,500
B.J. Rone........................................     180,000(2)       13.6%          7.44       6/25/07      390,600
                                                       50,000(3)        3.8%          7.44       6/25/07            0(3)
Annette Murphy...................................      90,000(4)        6.8%          7.44       3/12/07      436,500
                                                       45,000(4)        3.4%          7.38       10/8/07      216,450
Steve Sarner.....................................      24,000(4)        1.8%          7.75       9/15/07      121,440
Robert Rowen.....................................      14,400(4)        1.1%          7.75       9/15/07       72,864

------------------------

(1) Vested in connection with Mr. Reding's termination of employment.

(2) Vested in connection with Mr. Rone's termination of employment.

(3) Expired in connection with Mr. Rone's termination of employment.

(4) Vested 20% per year. All of Ms. Murphy's options and 50% of Mr. Sarner's and Mr. Rowen's options set forth in this chart are accelerated upon a termination of employment following a change of control.

(5) Determined by the Black-Scholes method, with the following assumptions: expected volatility: 0.692; no dividends; 6% risk-free interest rate. In the case of the options granted to Mr. Reding and 180,000 of the options granted to Mr. Rone, the expected life was 1.42 years and 1.00 years, respectively, based on the provisions of their termination agreements discussed elsewhere herein. 50,000 of the options granted to Mr. Rone have been assigned no value because they have terminated unexercised. In all other cases, the expected life used was 5.6 years.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

    The following table sets forth, with respect to the Named Executives, information concerning the exercise of options during the fiscal year ended December 31, 1997, and the unexercised options held as of December 31, 1997:

                                                                                                               (E)
                                                                                                            VALUE OF
                                                                                                           UNEXERCISED
                                                                                                           IN-THE-MONEY
                                                                                          (D)                 OPTIONS
                                                                    (C)          NUMBER OF UNEXERCISED      AT FY-END
                                                (B)               ACTUAL         OPTIONS AT FY-END (#)         ($)
                 (A)                      SHARES ACQUIRED          VALUE       --------------------------  -----------
NAME                                      ON EXERCISE (#)        REALIZED      EXERCISABLE  UNEXERCISABLE  EXERCISABLE
-------------------------------------  ---------------------  ---------------  -----------  -------------  -----------
Robert Reding........................                0                   0         54,500        166,500    $  57,808
B.J. Rone............................                0                   0              0        230,000    $       0
Annette Murphy.......................                0                   0              0        135,000    $       0
Steve Sarner.........................                0                   0         15,000         99,000    $   2,958
Robert Rowen.........................                0                   0         39,000         65,400    $  19,227


                 (A)
NAME                                   UNEXERCISABLE(1)
-------------------------------------  ---------------
Robert Reding........................     $  37,714
B.J. Rone............................     $       0
Annette Murphy.......................     $       0
Steve Sarner.........................     $   2,958
Robert Rowen.........................     $  25,143

------------------------

(1) Values are calculated by subtracting the exercise price from the closing price of the stock as of the fiscal year-end. The closing price for the Common Stock of the Company on December 31, 1997, was $5.563 per share.

DIRECTORS COMPENSATION

    In 1997, the Company's outside directors received fees of $2,000 per regularly scheduled meeting of the Board attended in person and $1,000 per calendar quarter, in addition to reimbursement of their expenses incurred in connection with attending meetings of the Board. Committee members also received $1,000 for each meeting of the Committee attended in person, other than meetings held in connection with meetings of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
  ARRANGEMENTS

    EMPLOYMENT AGREEMENTS. The Company has entered into written employment agreements with each of Joseph R. O'Gorman, dated as of February 18, 1998, W. Stephen Jackson, dated as of June 3, 1998, Steven A. Rossum, dated as of April 17, 1998, Joanne Dowty Smith, dated as of April 6, 1998, and Beverley Grear, dated as of March 27, 1998, each described in Item 3(b)(1) of the Schedule 14D-9 of the Company. The Company and American have entered into Employment Agreements with each of Mr. Jackson, Mr. Rossum, Ms. Bretthauer, Ms. Grear and Ms. Smith, each dated as of November 19, 1998 and described in Item 3(b)(2) of the Schedule 14D-9 of the Company. Upon the effective time of the Merger, the subsequent employment agreements will supercede the existing employment agreements.

    CHANGE-IN-CONTROL AGREEMENTS. The Company has change-in-control agreements with the named executive officers. These agreements provide for salary continuation and acceleration of the vesting of up to 100% of the officer's unvested options upon a termination of employment or constructive termination of employment without cause following a change-in-control, as defined in the agreement. The options granted the executive officers accelerate upon a change of control.

    Mr. Reding's employment as Chief Executive Officer terminated February 19, 1998. Mr. Reding's salary and health benefits will continue through March 20, 1999; all of Mr. Reding's options have either expired or been exercised; and Mr. Reding is entitled to lifetime space-available travel privileges on the Company's flights.

    Mr. Rone's employment as Senior Vice President--Finance terminated March 3, 1998. Mr. Rone's salary and health benefits will continue through March 29, 1999; Mr. Rone's options have either expired or been exercised; and Mr. Rone is entitled to space available travel privileges on the Company's flights through March 29, 1999.

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Company's Human Resources Committee are Messrs. Brunet, Lloyd, and Kilgore. From April 1, 1994, through September 22, 1995, Mr. Hydeman served as Chief Executive Officer of the Company without cash compensation.

HUMAN RESOURCES COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Human Resources Committee of the Board establishes the general compensation policies of the Company and reviews and establishes specific compensation plans, salaries, bonuses and other benefits payable to the Company's executive officers, including the Chief Executive Officer. Following review and approval by the Committee, all issues pertaining to executive compensation are submitted to the entire Board of Directors for review and approval.

    The Committee has adopted the following objectives for both executive and broad based employee compensation, in order to align compensation with corporate performance. The goals of the compensation program are as follows:

    - Develop a strong and ongoing linkage between employee performance and the creation of stockholder value.

    - Provide a total compensation program to attract, develop, motivate and retain exceptional employees.

    - Achieve competitiveness of total compensation over time.

    - Focus upon variable and incentive compensation to control fixed costs, and to provide the opportunity for substantive rewards specifically linked to Company performance.

    The Committee emphasizes merit-based compensation, including short-term cash bonus and long term stock incentive compensation programs for both executive and non-executive level employees. The Committee intends that a substantial portion of executive compensation should be performance-based. The Committee believes it is imperative for the Company to tie its long-term growth and profitability strategy to incentive compensation based upon the performance of the Company as well as the executive.

    EXECUTIVE COMPENSATION. The Committee targets executive base salaries conservatively within a range established for each officer's position by bench marking compensation at companies of comparable size, including other airlines. The Committee believes it is important to pay base salaries at comparative levels in order to attract and retain highly-qualified individuals. The Committee believes it is in the best interest of the Company to attract fewer, highly-qualified executives, at competitive compensation levels instead of a greater number of less-qualified executives at below-market compensation levels.

    The Committee has approved an executive incentive compensation plan for 1998 based upon the attainment of specified corporate and individual objectives. Individual performance objectives will be reviewed semi-annually. The evaluation of company performance objectives will be reviewed at the conclusion of 1998. Payout will be contingent upon both the attainment of objectives and the achievement of profitability.

    The Committee intends to grant additional stock options to executives and non-executive employees annually based upon the Company's performance and each employee's individual contribution. All options will be granted with an exercise price equal to the fair market value of the Company's common stock at the time of grant.

    CEO COMPENSATION. On February 18, 1998, the Company hired Joseph R. O'Gorman as Chairman of the Board, Chief Executive Officer and President. Mr. O'Gorman is paid $250,000 per year and received a grant of options to purchase 250,000 shares of the Company's common stock at an exercise price equal to the fair market value of the Company's common stock at the time of grant. Of such options, 50,000 are immediately vested, and 50,000 additional vest every six months following February 18, 1998. All options are accelerated upon the occurrence of a change of control of the Company, defined as the acquisition of 50% or more of the Company's common stock or control of the Company's Board of Directors. Mr. O'Gorman's compensation was based upon his prior track record as a seasoned airline executive and the Company's need for seasoned executive leadership to enable it to make a successful transition from a start-up company to an established, profitable airline.

    Mr. Reding's salary during 1997 was based on the criteria discussed herein. Mr. Reding received no incentive bonus for 1997.

    PROFIT SHARING PLAN. The Company's profit sharing plan provides for a profit sharing bonus to be granted to all full time employees who satisfy the length of service eligibility requirements (employees with at least six months of service) in an amount up to 10% of the Company's quarterly pre-tax net income. There were no payments under the Profit Sharing Plan in 1997.

    RELATIONSHIP OF CORPORATE PERFORMANCE TO COMPENSATION. The Committee believes that it is imperative to provide total compensation that is competitive and rewards performance to both attract and retain excellent contributors. In evaluating the performance of the Company's executives, the Committee considers it appropriate to assess the competitive environment in which the Company operated and the Company's relative performance as compared to its competitors. This analysis forms the basis for assessing individual and corporate performance.

                                          Human Resources Committee
                                          James T. Lloyd, Chairman
                                          Lee M. Hydeman
                                          Joe M. Kilgore
                                          Agnieszka Winkler

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires directors and certain officers of the Company, as well as persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and NASDAQ.

    Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the last fiscal year all Section 16(a) filing requirements applicable to its Reporting Persons were complied with.

                                 EXHIBIT INDEX

   EXHIBIT NO.                                               DESCRIPTION
-----------------  -----------------------------------------------------------------------------------------------

         *+(a)(1)  Offer to Purchase dated November 24, 1998.
         *+(a)(2)  Letter of Transmittal with respect to the Common Shares.
         *+(a)(3)  Letter of Transmittal with respect to Preferred Shares.
          #(a)(4)  Text of press release issued by Reno Air, Inc. dated November 19, 1998.
          *(a)(5)  Letter to stockholders of Reno Air, Inc. dated November 24, 1998.
          +(a)(6)  Form of Summary Advertisement dated November 24, 1998.
          *(a)(7)  Fairness Opinion of Salomon Smith Barney Inc. dated November 18, 1998.
              (b)  Not applicable.
          +(c)(1)  Agreement and Plan of Merger dated as of November 19, 1998 by and among American Airlines,
                   Inc., Bonanza Acquisitions, Inc. and Reno Air, Inc.
          +(c)(2)  Employment Agreement dated as of November 19, 1998 by and among Reno Air, Inc., American
                   Airlines, Inc., and Vicki W. Bretthauer.
          +(c)(3)  Employment Agreement dated as of November 19, 1998 by and among Reno Air, Inc., American
                   Airlines, Inc., and Beverley Grear.
          +(c)(4)  Employment Agreement dated as of November 19, 1998 by and among Reno Air, Inc., American
                   Airlines, Inc., and Joanne Smith.
          +(c)(5)  Employment Agreement dated as of November 19, 1998 by and among Reno Air, Inc., American
                   Airlines, Inc., and Steven A. Rossum.
          +(c)(6)  Employment Agreement dated as of November 19, 1998 by and among Reno Air, Inc., American
                   Airlines, Inc., and W. Stephen Jackson.
           (c)(7)  Confidentiality Agreement dated June 12, 1998 by and between Reno Air, Inc. and AMR
                   Corporation.
         ##(c)(8)  AAdvantage (R) Agreement between American Airlines, Inc. and Reno Air, Inc.
        ###(c)(9)  Agreement of Sublease for San Jose International Airport between American Airlines, Inc. and
                   Reno Air, Inc.
      ####(c)(10)  MultiHost Agreement with The SABRE Group, Inc.
          (c)(11)  Amendments to the Company's Ninth Amended and Restated Code of Bylaws adopted on November 18,
                   1998.

------------------------

*       Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated November 24, 1998 and incorporated herein by reference.

# Incorporated by reference to the Company's Current Report on Form 8-K filed on November 19, 1998.

## Incorporated by reference to the Company's 1993 Annual Report on Form 10-K, as amended and filed as an exhibit to the Company's Form 10-K/A filed on October 14, 1994, as amended and filed as an exhibit to the Company's September 30, 1998 Quarterly Report on Form 10-Q.

###    Incorporated by reference to the Company's 1993 Annual Report on Form
       10-K.

####  Incorporated by reference to the Company's September 30, 1997 Quarterly
       Report on Form 10-Q.